Consent of Independent Registered Public Accounting Firm The Board of Directors Jackson National Life Insurance Company and Subsidiaries: We consent to the use of our report on the consolidated financial statements of Jackson National Life Insurance Company and Subsidiaries dated May 3, 2021 included herein, as part of the Form S-1 Registration Statement. Our report refers to a change to the method of accounting for the recognition and measurement of credit losses as of January 1, 2020 due to the adoption of ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. Dallas, Texas May 3, 2021 KPMG LLP Suite 1400 2323 Ross Avenue Dallas, TX 75201-2721 KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.